                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                             Summit Bank Corporation
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                        (Name of Subject Company (Issuer)

                        Summit Bank Corporation-- Issuer
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                                  Common Stock
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                           (Title of Class Securities)

                                   866013 10 5
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                      (CUSIP Number of Class of Securities)

                                  Pin Pin Chau
                             Summit Bank Corporation
                           4360 Chamblee-Dunwoody Road
                             Atlanta, Georgia 30341
                                 (770) 454-0400
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

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Transaction valuation*                                     Amount of filing fee
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        $3,060,000                                                 $282**
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*   For purposes of calculating the fee only. This amount assumes the purchase of 180,000 shares of common stock at the maximum offer price of $17.00 per share. The amount of the filing fee equals the aggregate of the cash offered by the bidder, multiplied by .000092.

**  Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                            Filing Party:

Form or Registration No.:                             Date Filed:


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1     [  ] going-private transaction subject to Rule 13e-3

     [X] issuer tender offer subject to Rule 13e-4          [  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

         This is a final amendment to the Tender Offer Statement on Schedule TO relating to the tender offer by Summit Bank Corporation, a Georgia corporation ("Summit"), to purchase up to 180,000 shares of its common stock at a price not in excess of $17.00 nor less than $14.00 per share, as specified by shareholders tendering their shares, in a modified "Dutch Auction" tender offer.

         The offer expired at midnight on Friday, March 15, 2002. Summit accepted all of the 69,735 shares tendered, which represented approximately 3.6% of its outstanding common stock, and paid $17.00 per share for all shares tendered in the offer. Summit now has 1,864,908 shares of common stock outstanding.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 19, 2002
                                              SUMMIT BANK CORPORATION


                                              By:    /s/ Gary McClung
                                                 ---------------------------
                                                     Gary McClung
                                                     Chief Financial Officer